                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                 PROXYMED, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    744290107
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                                 (CUSIP Number)

            W.R. Gilbert, P.O. Box 323, 13 Royal Square, St. Helier, Jersey, Channel Islands, United Kingdom, Tel: 011 44 1883 652 550
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 29, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 744290107                  13D                      Page 2 of 8 Pages



------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above
    Persons (entities only)
      Bellingham Industries, Inc.
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(2) Check the Appropriate Box if a Member (a) [ ]
    of a Group (See Instructions)         (b) [ ]
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(3) SEC Use Only

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(4) Source of Funds (See Instructions)
      WC
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e) [ ]
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(6) Citizenship or Place of Organization
      Panama
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Number of Shares            (7) Sole Voting Power
Beneficially Owned                1,000,000 shares
by Each Reporting           --------------------------------------------------
Person With                 (8) Shared Voting Power

                             -------------------------------------------------
                            (9) Sole Dispositive Power
                                  1,000,000 shares
                            --------------------------------------------------
                            (10) Shared Dispositive Power

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       1,000,000 shares
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

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(13)   Percent of Class Represented by Amount in Row (11) 10.01%
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(14) Type of Reporting Person (See Instructions)
       CO
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CUSIP No. 744290107                  13D                      Page 3 of 8 Pages




------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above
    Persons (entities only)
      Alan Walter Gilbert
------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) [ ]
    of a Group (See Instructions)         (b) [ ]
------------------------------------------------------------------------------
(3) SEC Use Only

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(4)   Source of Funds (See Instructions) WC of Bellingham Industries, Inc.
------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
      United Kingdom
------------------------------------------------------------------------------
Number of Shares            (7) Sole Voting Power
Beneficially Owned                1,000,000 shares
by Each Reporting           --------------------------------------------------
Person With                 (8) Shared Voting Power

                            --------------------------------------------------
                            (9) Sole Dispositive Power
                                  1,000,000 shares
                            --------------------------------------------------
                            (10) Shared Dispositive Power

------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       1,000,000 shares
------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11) 10.01%
------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
       IN
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


CUSIP No. 744290107                  13D                      Page 4 of 8 Pages





ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value per share (the "Common Stock"), of ProxyMed, Inc., a Florida corporation (the "Company"). The address of the principal executive offices of the Company is 2501 Davie Road, Suite 230, Ft. Lauderdale, Florida 33317-7424.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed by Bellingham Industries, Inc., a corporation organized under the laws of Panama ("Bellingham"). This statement is also being filed by Alan Walter Gilbert, who, to date, has been the principal beneficiary, but without legal right, under a discretionary trust which owns 100% of the outstanding equity of Bellingham, and who may therefore be deemed the indirect beneficial owner of all of the shares of Common Stock reported as beneficially owned by Bellingham. Bellingham and Mr. Gilbert are collectively referred to herein as the "Reporting Persons."

Bellingham is principally engaged in the business of investment. The address of Bellingham's principal executive offices is P.O. Box 323, 13 Royal Square, St. Helier, Jersey, Channel Islands, United Kingdom. Mr. Gilbert is a private investor. His business address is c/o Bellingham Industries, Inc., P.O. Box 323, 13 Royal Square, St. Helier, Jersey, Channel Islands, United Kingdom.

Appendix A attached hereto and incorporated herein by this reference lists the directors and executive officers of Bellingham and contains the following information with respect to each such person: (i) name, (ii) business address, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each individual listed on Appendix A is a citizen of Panama.

During the last five years, neither the Reporting Persons nor, to their best knowledge, any person listed on Appendix A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 29, 1997, Bellingham acquired 525,000 shares of the Common Stock of the Company. Bellingham purchased 425,000 of these shares directly from the Company in a private placement for $5.25 per share, or a total of $2,231,250. Bellingham purchased the other 100,000 shares from Harold S. Blue in a private transaction for $5.25 per share, or a total of $525,000.

CUSIP No. 744290107                  13D                      Page 5 of 8 Pages




Bellingham utilized its working capital to purchase these shares and all of the other shares of the Company which it currently owns (collectively, the "Shares").

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons have acquired and hold the Shares for investment purposes only. Depending on market conditions, the Reporting Persons may continue to increase their ownership of the Company's Common Stock through purchases in the open market or in private transactions on such terms and conditions and at such times as the Reporting Persons consider desirable. However, the Reporting Persons do not have any present intention to exercise control over the management and policies of the Company. If warranted by market conditions, the Reporting Persons may also change their present course of acquiring and holding shares of the Company's Common Stock by disposing of some or all of its shares.

Other than as described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;







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CUSIP No. 744290107                  13D                      Page 6 of 8 Pages

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

On April 29, 1997, the Reporting Persons beneficially owned a total of 1,000,000 shares of the Company's Common Stock and had sole voting and investment power with respect to all such shares. Based upon information presented in the Company's quarterly report on Form 10-QSB for the quarter ended March 31, 1997 and information otherwise available to the Reporting Persons, on April 29, 1997 there were approximately 9,988,396 shares of the Company's Common Stock outstanding, and the Reporting Persons beneficially owned 10.01% of that total.

Other than as set forth in Item 3, neither the Reporting Persons nor, to their best knowledge, any person listed on Appendix A effected any transaction in shares of the Company's Common Stock during the 60 days prior to April 29, 1997 or beneficially owned any shares of the Company's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described above, to the Reporting Persons' best knowledge, as of April 29, 1997 there are no contracts, arrangements, understandings or relationships (legal or otherwise) which the Reporting Persons or any person listed on Appendix A has with respect to securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit
No.
-------

   1     Power of Attorney from Bellingham Industries, Inc. to William Rodney
         Gilbert

   2     Power of Attorney from Alan Walter Gilbert to William Rodney
         Gilbert

   3 Agreement of Bellingham Industries, Inc. and Alan Walter Gilbert that this statement is filed jointly on behalf of each of them

CUSIP No. 744290107                  13D                      Page 7 of 8 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   March 26, 1999
                                   ------------------------------------
                                   Date


                                   /s/ W.R. Gilbert
                                   ------------------------------------
                                   Signature

                                   W.R. Gilbert, Attorney-in-fact for
                                   each of the Reporting Persons
                                   ------------------------------------
                                   Name/Title






The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


     Attention:  Intentional misstatements or omissions of fact constitute
     ---------------------------------------------------------------------
     Federal criminal violations (see 18 U.S.C. 1001).
     -------------------------------------------------

CUSIP No. 744290107                  13D                      Page 8 of 8 Pages



                                   Appendix A
                                   ----------



                              Relationship                  Principal
    Name                      to Bellingham                 Occupation                    Business Address
-----------------             -----------------             -----------------             -----------------
Pablo Javier                  President and                 Attorney with                 Swiss Bank Bldg.
Espino                        Director                      Morgan & Morgan,              53rd Street
                                                            a Panamanian law              Panama City,
                                                            firm providing                Panama
                                                            business
                                                            management and
                                                            consulting
                                                            services
Aida May Biggs                Treasurer and                 Attorney with                 Same address
                              Director                      Morgan & Morgan
Adelina M. de                 Secretary and                 Attorney with                 Same address
Estribi                       Director                      Morgan & Morgan